Exhibit 99.1

JA Solar Announces Second Quarter 2015 Results

SHANGHAI, August 11, 2015 — JA Solar Holdings Co., Ltd. (Nasdaq:JASO) (“JA Solar” or the “Company”), one of the world’s largest manufacturers of high-performance solar power products, today announced its unaudited financial results for its second quarter ended June 30, 2015.

Second Quarter 2015 Highlights

•                  Total shipments were 790.8 megawatts (“MW”), an increase of 16.0% y/y and 16.0% sequentially

•                  Shipments of modules and module tolling were 717.4 MW, an increase of 60.9% y/y and 22.8% sequentially

•                  Shipments of cells and cell tolling were 73.4 MW, a decrease of 68.9% y/y and 24.7% sequentially

•                  Net revenue was RMB 2.7 billion ($436.8 million), an increase of 11.8% y/y and 12.7% sequentially

•                  Gross margin was 16.4%, an increase of 120 basis points y/y and 30 basis points sequentially

•                  Operating profit was RMB 156.1 million ($25.2 million), compared to RMB 89.7 million ($14.5 million) in the second quarter of 2014, and RMB 149.6 million ($24.1 million) in the first quarter of 2015

•                  Net income was RMB 136.0 million ($21.9 million), compared to RMB 40.1 million ($6.5 million) in the second quarter of 2014, and RMB 35.0 million ($5.6 million) in the first quarter of 2015

•                  Earnings per diluted ADS were RMB 2.26 ($0.36), compared to RMB 0.59 ($0.10) in the second quarter of 2014, and RMB 0.59 ($0.10) in the first quarter of 2015

•                  Cash and cash equivalents were RMB 1.7 billion ($282.0 million), a decrease of RMB 149.6 million ($24.1 million) during the quarter

•                  Non-GAAP earnings(1) per diluted ADS were RMB 1.67 ($0.27), compared to RMB 0.87 ($0.14) in the second quarter of 2014, and RMB 0.82 ($0.13) in the first quarter of 2015

Mr. Baofang Jin, chairman and CEO of JA Solar, commented, “We were pleased to close out the first half of the year with shipments higher than previous expectations due to strong demand in several key markets. Solid shipment growth was largely driven by demand in China, which represented 45% of our total shipments during the second quarter. Additionally, we continue to make progress on the establishment of our new cell manufacturing plant in Malaysia.

(1)  JA Solar adjusts net income attributable to the Company’s ordinary shareholders to exclude changes in fair value of certain warrants granted to certain investors in a registered direct offering (the “Offering”) closed on August 16, 2013. Consistent with this approach, the Company believes that disclosing non-GAAP net income per share provides useful supplemental data that, while not a substitute for GAAP net income per share, allows for greater transparency in the review of the Company’s financial and operational performance.

“As we continue into the second half of the year, we expect industry demand to remain relatively strong, especially in China.  We are focused on capturing greater market share in emerging markets, particularly in India and the Americas. Our growing market share and continued development of our downstream project portfolio, supported by the expansion of our manufacturing capacity, will be our key growth drivers for the next several quarters.”

Second Quarter 2015 Financial Results

All shipment and financial figures refer to the quarter ended June 30, 2015, unless otherwise specified.  All “year over year” or “y/y” comparisons are against the quarter ended June 30, 2014.  All “sequential” comparisons are against the quarter ended March 31, 2015.

Total shipments were 790.8 MW, above the high end of the previously announced guidance of 680 to 720 MW.  Shipments grew 16.0% both sequentially and year-over-year.

Shipment breakdown by product (MW)

	2014Q2	2015Q1	2015Q2	QoQ%	YoY%
Modules and module tolling	445.8	584.1	717.4	22.8%	60.9%
Cells and cell tolling	236.0	97.4	73.4	-24.7%	-68.9%
Total	681.8	681.5	790.8	16.0%	16.0%

Shipment breakdown by region (percentage)

	2014Q2	2015Q1	2015Q2	QoQ(pp)	YoY(pp)
China	26.0%	21.4%	45.3%	23.9pp	19.3pp
APAC ex-China	47.1%	53.9%	31.9%	-22.0pp	-15.2pp
Europe	13.9%	22.6%	14.8%	-7.8pp	0.9pp
Americas	11.2%	1.0%	0.6%	-0.4pp	-10.6pp
Others	1.8%	1.1%	7.4%	6.3pp	5.6pp

Net revenue was RMB 2.7 billion ($436.8 million), an increase of 11.8% y/y and 12.7% sequentially.  Growth was mainly driven by strong shipments to key markets such as China.

Gross profit of RMB 444.3 million ($71.7 million) increased 20.8% y/y and 14.9% sequentially.  Gross margin was 16.4%, which compares to 15.2% in the year-ago quarter, and 16.1% in the first quarter of 2015. The sequential increase in gross margin was primarily due to a higher percentage of revenue from downstream projects and continued cost reduction, which offset a slight decline in ASP.

Total operating expenses of RMB 288.1 million ($46.5 million) were 10.6% of revenue.  As a percentage of revenue, operating expenses were 11.5% in the year-ago quarter, and 9.9% in the first quarter of 2015.

Operating profit was RMB 156.1 million ($25.2 million), compared to RMB 89.7 million ($14.5 million) in the year-ago quarter, and RMB 149.6 million ($24.1 million) in the first quarter of 2015.

Interest expense was RMB 58.6 million ($9.4 million), compared to RMB 54.8 million ($8.8 million) in the year-ago quarter, and RMB 66.6 million ($10.7 million) in the first quarter of 2015.

The change in fair value of warrant derivatives was positive RMB 35.1 million ($5.7 million), compared to negative RMB 16.4 million ($2.6 million) in the year-ago quarter, and negative RMB 13.9 million ($2.2 million) in the first quarter of 2015. The warrants were issued on August 16, 2013 in conjunction with the Company’s $96 million registered direct offering. The non-cash gain from the change in fair value was mainly due to the higher stock price as of March 31, 2015 when compared with the stock price as of June 30, 2015.

Earnings per diluted ADS were RMB 2.26 ($0.36), compared to earnings per diluted ADS of RMB 0.59 ($0.10) in the year-ago quarter, and earnings per diluted ADS of RMB 0.59 ($0.10) in the first quarter of 2015.

Liquidity

As of June 30, 2015, the Company had cash and cash equivalents of RMB 1.7 billion ($282.0 million), and total working capital of RMB 3.0 billion ($480.9 million). Total short-term borrowings were RMB 1.9 billion ($307.6 million). Total long-term borrowings were RMB 2.5 billion ($399.3 million), of which RMB 126.6 million ($20.4 million) were due in one year.

Business Outlook

For the third quarter of 2015, the Company expects total cell and module shipments to be in the range of 900 MW to 950 MW. Based on the latest project development and permitting status, the Company now expects to ship 150 MW of modules to its downstream projects in 2015.

Share Buyback Update

As of the date of this press release, the Company has repurchased 1,023,903 of the Company’s American Depositary Shares (“ADSs”) from the open market, pursuant to a share repurchase program approved by the board of directors and announced on November 18, 2014.

The Company may continue to purchase ADSs from time to time on the open market at prevailing market prices, in accordance with applicable securities laws and subject to restrictions relating to volume, price and timing.

Investor Conference Call / Webcast Details

JA Solar will hold a conference call on Tuesday, August 11, 2015, at 8:00 a.m. U.S. Eastern Time (8:00 p.m. Beijing/Hong Kong Time), to discuss the Company’s second quarter 2015 results.

Dial-in details for the live conference call are as follows:

International:	+65-6713-5090
U.S.:	+1-866-519-4004
Hong Kong:	+852-3018-6771
Passcode:	JA Solar

A live webcast of the conference call will be available on the Company’s website at http://www.jasolar.com.

A replay of the call will be available beginning two hours after the live call.

The dial-in details for the replay are as follows:

International:	+61-2-8199-0299
United States:	+1-855-452-5696
Passcode:	99019064

Currency Convenience Translation

The conversion of Renminbi into U.S. dollars in this release, made solely for the convenience of the reader, is based on the noon buying rate in the city of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York as of June 30, 2015, which was RMB 6.2000 to $1.00. No representation is intended to imply that the Renminbi amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on June 30, 2015, or at any other date. The percentages stated in this press release are calculated based on Renminbi.

Forward-looking Statements

This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words such as “may,” “expect,” “anticipate,” “aim,” “intend,” “plan,” “believe,” “estimate,” “potential,” “continue,” and other similar statements. Statements other than statements of historical facts in this announcement are forward-looking statements, including but not limited to, our expectations regarding the expansion of our manufacturing capacities, our future business development, and our beliefs regarding our production output and production outlook. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Further information regarding these and other risks is included in Form 20-F and other documents filed with the Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

About JA Solar Holdings Co., Ltd.

JA Solar Holdings Co., Ltd. is a leading manufacturer of high-performance solar power products that convert sunlight into electricity for residential, commercial, and utility-scale power generation. The Company is one of the world’s largest producers of solar power products. Its standard and high-efficiency product offerings are among the most powerful and cost-effective in the industry. The Company distributes products under its own brand and also produces on behalf of its clients. The Company shipped 3.1 GW of solar power products in 2014. JA Solar is headquartered in Shanghai, China, and maintains production facilities in Shanghai, as well as Hebei, Jiangsu and Anhui provinces.

For more information, please visit www.jasolar.com.

Contact:

ICR, LLC

Victor Kuo

Phone: +86 (10) 6583-7526

Email: victor.kuo@icrinc.com

JA Solar Holdings Co., Ltd.

Condensed Consolidated Statements of Operations and Comprehensive Income

(Unaudited)

	For three months ended
	Jun. 30, 2014	Mar. 31, 2015	Jun. 30, 2015	Jun. 30, 2015
	RMB’000	RMB’000	RMB’000	USD’000

Net revenues	2,422,402	2,403,354	2,708,096	436,790
Cost of sales	(2,054,505)	(2,016,660)	(2,263,838)	(365,135)
Gross profit	367,897	386,694	444,258	71,655
Selling, general and administrative expenses	(244,577)	(197,982)	(254,479)	(41,045)
Research and development expenses	(33,640)	(39,070)	(33,663)	(5,430)
Total operating expenses	(278,217)	(237,052)	(288,142)	(46,475)
Income from operations	89,680	149,642	156,116	25,180
Interest expense	(54,750)	(66,596)	(58,555)	(9,444)
Change in fair value of warrant derivatives	(16,427)	(13,894)	35,096	5,661
Other income/(loss), net	31,729	(21,882)	30,401	4,903
Income before income taxes	50,232	47,270	163,058	26,300
Income tax expense	(10,132)	(12,295)	(27,028)	(4,359)
Net income	40,100	34,975	136,030	21,941
Less: income/(loss) attributable to noncontrolling interest	5,284	(554)	535	86
Net income attributable to JA Solar Holdings	34,816	35,529	135,495	21,855

Net income per share attributable to ordinary shareholders:
Basic (Note)	0.12	0.12	0.45	0.07
Diluted	0.12	0.12	0.45	0.07

Weighted average number of shares outstanding:
Basic	242,253,578	248,740,690	248,906,272	248,906,272
Diluted	242,660,788	249,002,930	249,222,492	249,222,492

Comprehensive income
Net income	40,100	34,975	136,030	21,941
Foreign currency translation adjustments, net of tax	2,290	(1,979)	4,045	652
Other comprehensive income/(loss)	2,290	(1,979)	4,045	652
Comprehensive income	42,390	32,996	140,075	22,593
Income/(loss) attributable to noncontrolling interest	5,284	(554)	535	86
Comprehensive income attributable to JA Solar Holdings	37,106	33,550	139,540	22,507

NON-GAAP RECONCILIATION

GAAP net income attributable to JA Solar Holdings	34,816	35,529	135,495	21,855
Change in fair value of warrant derivatives	16,427	13,894	(35,096)	(5,661)
Non-GAAP net income attributable to JA Solar Holdings	51,243	49,423	100,399	16,194

Non-GAAP net income per share attributable to ordinary shareholders:
Basic	0.17	0.16	0.33	0.05
Diluted	0.17	0.16	0.33	0.05

Non-GAAP weighted average number of shares outstanding:
Basic	242,253,578	248,740,690	248,906,272	248,906,272
Diluted	242,660,788	249,002,930	249,222,492	249,222,492

Note:  JA Solar excludes net income attributable to the participating warrant holder of RMB 23 million (US$3.7 million) from the numerator of basic EPS in the second quarter of 2015.

JA Solar Holdings Co., Ltd.

Condensed Consolidated Statements of Operations

(Unaudited)

	For six months ended
	Jun. 30, 2014	Jun. 30, 2015	Jun. 30, 2015
	RMB’000	RMB’000	USD’000

Net revenues	4,697,912	5,111,450	824,428
Cost of sales	(3,949,457)	(4,280,498)	(690,403)
Gross profit	748,455	830,952	134,025
Selling, general and administrative expenses	(436,141)	(452,461)	(72,978)
Research and development expenses	(61,769)	(72,733)	(11,731)
Total operating expenses	(497,910)	(525,194)	(84,709)
Income from operations	250,545	305,758	49,316
Interest expense	(111,517)	(125,151)	(20,186)
Change in fair value of warrant derivatives	(49,982)	21,202	3,420
Other income, net	60,853	8,519	1,374
Income before income taxes	149,899	210,328	33,924
Income tax expenses	(24,788)	(39,323)	(6,342)
Net income	125,111	171,005	27,582
Less: income/(loss) attributable to noncontrolling interest	7,661	(19)	(3)
Net income attributable to JA Solar Holdings	117,450	171,024	27,585

Net income per share attributable to ordinary shareholders:
Basic	0.40	0.57	0.09
Diluted	0.34	0.57	0.09

Weighted average number of shares outstanding:
Basic	235,603,290	248,824,410	248,824,410
Diluted	236,439,213	249,113,640	249,113,640

Comprehensive loss
Net income	125,111	171,005	27,582
Foreign currency translation adjustments, net of tax	(3,567)	2,066	333
Other comprehensive income/(loss)	(3,567)	2,066	333
Comprehensive income	121,544	173,071	27,915
Income/(loss) attributable to noncontrolling interest	7,661	(19)	(3)
Comprehensive income attributable to JA Solar Holdings	113,883	173,090	27,918

NON-GAAP RECONCILIATION

GAAP net income attributable to JA Solar Holdings	117,450	171,024	27,585
Change in fair value of warrant derivatives	49,982	(21,202)	(3,420)
Non-GAAP net income attributable to JA Solar Holdings	167,432	149,822	24,165

Non-GAAP net income per share attributable to ordinary shareholders:
Basic	0.57	0.50	0.08
Diluted	0.52	0.50	0.08

Non-GAAP weighted average number of shares outstanding:
Basic	235,603,290	248,824,410	248,824,410
Diluted	236,439,213	249,113,640	249,113,640

JA Solar Holdings Co., Ltd.

Condensed Consolidated Balance Sheets

(Unaudited)

	Dec. 31,	Jun. 30,
	2014	2015	2015
	RMB’000	RMB’000	USD’000

ASSETS
Current assets:
Cash and cash equivalents	2,155,009	1,748,670	282,043
Restricted cash	833,084	762,125	122,923
Accounts receivable	2,461,741	2,693,455	434,428
Inventories	1,886,268	2,251,623	363,165
Advances to suppliers	337,595	406,495	65,564
Other current assets	926,806	849,688	137,047
Total current assets	8,600,503	8,712,056	1,405,170
Property and equipment, net	4,166,747	4,018,637	648,167
Project asset	651,494	660,396	106,516
Advances to suppliers	451,704	303,131	48,892
Long-term investment	13,524	54,740	8,829
Other long term assets	599,806	589,384	95,062
Total assets	14,483,778	14,338,344	2,312,636
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	2,275,533	1,907,296	307,628
Accounts payable	2,770,299	2,372,823	382,713
Advances from customers	243,959	226,478	36,529
Current portion of long term borrowings	22,000	126,600	20,419
Derivative liabilities-warrants	105,785	84,425	13,617
Accrued and other liabilities	1,162,510	1,012,699	163,339
Total current liabilities	6,580,086	5,730,321	924,245
Long-term borrowings	1,902,400	2,348,800	378,839
Other long term liabilities	534,424	612,495	98,790
Total liabilities	9,016,910	8,691,616	1,401,874
Total JA Solar Holdings shareholders’ equity	5,360,172	5,540,050	893,556
Noncontrolling interest	106,696	106,678	17,206
Total shareholders’ equity	5,466,868	5,646,728	910,762
Total liabilities and shareholders’ equity	14,483,778	14,338,344	2,312,636